ISSUER FREE WRITING PROSPECTUS
Dated August 12, 2013
Filed pursuant to Rule 433
Registration Statement No. 333-187092

AMERICAN REALTY CAPITAL TRUST V, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust V, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (“SEC”) on February 4, 2013 and the registration statement became effective on April 4, 2013. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated April 4, 2013, and supplements thereto are available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1568162/000114420413020316/v340640_424b3.htm

http://www.sec.gov/Archives/edgar/data/1568162/000114420413021150/v341069_424b3.htm

http://www.sec.gov/Archives/edgar/data/1568162/000114420413023847/v342533_424b3.htm

http://www.sec.gov/Archives/edgar/data/1568162/000114420413028019/v344609_424b3.htm

http://www.sec.gov/Archives/edgar/data/1568162/000114420413033941/v347290_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1568162/000114420413034306/v347510_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The articles attached as Annex A and Annex B were originally published online by Investment News on August 9, 2013 and August 11, 2013, respectively. The articles reported on certain statements made by Nicholas S. Schorsch, the Company’s Chairman and Chief Executive Officer.

The articles were not prepared or reviewed by the Company prior to publication. Investment News, the publisher of the articles, routinely publishes articles on business news. Investment News is not affiliated with the Company, and no payment was made nor was any consideration given to Investment News by or on behalf of the Company or in connection with the publishing of the articles. Statements in the articles that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Schorsch in $2.3B net-lease deal with Inland American

High profile real estate investor in flashy acquisition as he moves to the sidelines.

By Bruce Kelly   |  August 9, 2013 - 1:35 pm EST

Nick Schorsch is exiting the net-lease real estate investing business with a bang.

Three of the nontraded real estate investment trusts Mr. Schorsch controls said today they have reached agreements to acquire close to $2.3 billion in net-lease real estate assets, including debt, from nontraded-REIT rival Inland American Real Estate Trust Inc.

That REIT is the largest nontraded REIT in the industry, with $10.8 billion in total assets, but has struggled with its share valuation since the credit crisis.

The transaction, which will require multiple closings and is scheduled to be completed by the first half of next year, also underscores the changing of the guard in the nontraded-REIT industry.

In recent years, the industry typically has posted about $10 billion per year in sales through independent broker-dealers, but this year sales are skyrocketing, mostly because of Mr. Schorsch's success. Inland Real Estate Investment Corp. in the past decade was the leading sponsor of nontraded REITs in a highly competitive industry; now American Realty Capital is wearing that mantle.

Mr. Schorsch, however, last month said he was bidding adieu to net-lease real estate deals. Such real estate, in which the tenant pays for most of the costs associated with the properties, is one of the sectors most sensitive to rising interest rates.

Three separate REITs under the American Realty Capital umbrella are buying the net-lease assets from Inland American. They are: American Realty Capital Properties Inc., a listed REIT; American Realty Capital Trust V Inc., a nonlisted REIT; and American Realty Capital Healthcare Trust Inc., another nonlisted REIT.

American Realty Capital's diversified stable of REIT offerings put it in a unique position to buy such a sizable chunk of Inland American, Mr. Schorsch said.

“This is all of Inland's net-lease assets,” he said. “They wanted to reposition Inland American, and we were there to work with them. We're uniquely positioned. Inland found a buyer, and our platform is universal enough so they were able to get it done with one trade.”

“We had a unique set of skills and the capacity to take it all,” said Mr. Schorsch, who expects for the most part to sit on the sidelines in buying net-lease real estate for a few years.

There has been some acrimony in past negotiations with REIT sponsors that American Realty Capital wanted to buy, Mr. Schorsch said. American Realty Capital REITs have made at least two hostile-takeover bids for competing REITs over the past year and a half.

That was not the case with American Realty Capital's pursuit of Inland American, he said. “The REITs are working together,” Mr. Schorsch said. “We're thrilled to see the acrimony go away.”

Meanwhile, the transaction could mean good news for Inland American investors. Over the next nine months, Inland American expects to take in up to $1 billion in net proceeds from the transaction, the company said in a statement. The company intends to use those proceeds to acquire real estate assets in the three sectors on which it will focus: multitenant retail, student housing at universities and lodging.

Inland American is also exploring the possibility of a share repurchase, the company said.

Annex B

Schorsch in $2.3B deal with Inland

Real estate investor in 'unique position' to get deal done

By Bruce Kelly   |  August 11, 2013 - 12:01 am EST

Nick Schorsch is exiting the net-lease real estate investing business with a bang.

Three real estate investment trusts that he controls said Friday that they have reached agreements to acquire close to $2.3 billion in net-lease real estate assets, including debt, from nontraded-REIT rival Inland American Real Estate Trust Inc.

Inland American is the largest nontraded REIT in the industry, with $10.8 billion in total assets, but has struggled with its share valuation since the credit crisis.

The transaction will require multiple closings and is scheduled to be completed in the first half of next year.

Mr. Schorsch last month said that he was bidding adieu to net-lease real estate deals.

Such real estate, in which the tenant pays for most of the costs associated with the properties, is one of the sectors most sensitive to rising interest rates.

Three separate REITs under the American Realty Capital umbrella are buying the net-lease assets from Inland American. They are: American Realty Capital Properties Inc., a listed REIT; American Realty Capital Trust V Inc., a nonlisted REIT; and American Realty Capital Healthcare Trust Inc., another nonlisted REIT.

American Realty Capital's diversified stable of REIT offerings put it in a unique position to buy such a sizable chunk of Inland American, Mr. Schorsch said.

“This is all of Inland's net-lease assets,” he said.

“They wanted to reposition Inland American, and we were there to work with them,” he said. “We're uniquely positioned. Inland found a buyer, and our platform is universal enough so they were able to get it done with one trade.”

The transaction could be good news for Inland American investors.

Over the next nine months, Inland American expects to see up to $1 billion in net proceeds from the transaction, the company said in a statement.

The company intends to use those proceeds to acquire real estate assets in the three sectors on which it will focus: multitenant retail, student housing at universities and lodging.

Inland American is also exploring the possibility of a share repurchase, the company said.